SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(Translation of Registrant’s Name Into English)

10 Hayezira Street, Ra’anana 43000 Israel
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

     Details of directors which have ceased to hold office:

     Effective as of October 7, 2002, Mr. Joshua Piasetzky resigned as a member of the Company’s Board of Directors.

     Effective as of October 13, 2002, Mr. Yossi Shelly, an external director, will resign as a member of the Company’s Board of Directors.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARNETICS BROADBAND TECHNOLOGIES LTD.

Dated: October 13, 2002	By: /s/ Menachem Reinschmidt, CEO